April 15, 2010
Via Facsimile and U.S. Mail

Chris Windsor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:         Prosper Marketplace, Inc.
       Post-Effective Amendment No. 1 to Registration Statement on Form S-1
File No. 333-147019

Dear Mr. Windsor:

On behalf of Prosper Marketplace, Inc., a Delaware corporation (“Prosper”), we are providing the following responses to the comment letter dated January 12, 2010 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding Prosper’s Post-Effective Amendment No. 1 to its Registration Statement on Form S-1 (“Amendment No. 1”).  The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here for ease of reference. Please note that all page numbers in our responses refer to Amendment No. 1.

We expect to request acceleration of the effective date of Post-Effective Amendment No. 2 on or before April 29, 2010 in order to avoid the aging limitation of Section 10(a)(3) of the Securities Act of 1933, as amended.  If Prosper is required to suspend sales of the Notes until it is able to comply with Section 10(a)(3) of the Securities Act, it could have dire consequences for Prosper's business.

General

1.
We note that you have represented to the staff that you will revise your registration statement to address staff comments; however, until you file an amendment, the staff is unable to evaluate your responses to these comments (comments: 3, 4, 5, and 7).

Response: Prosper notes the Staff’s comment.

2.
Throughout your response to comment 1, you refer to the portfolio plans as “automated bidding models” but some of your disclosure in response to the third bullet point also appears to indicate that the lenders have greater control over their bids.  Please reconcile this issue in your response.

Response:  Our portfolio plan system allows each of our lender members to create his or her own automated bidding plan.  By creating such a plan, a lender member (a “User”) can have bids placed automatically on her behalf on loan listings that meet loan criteria selected by her.  In creating an automated bidding plan, the User can design these criteria herself, use a group of model criteria selected by Prosper, or customize one of those groups of model criteria as she sees fit.  But in each instance, the User ultimately controls the selection of criteria for her plan.  The portfolio plan system simply allows the User to automate the process of bidding on loans that meet her criteria, rather than having to place such bids manually.

Chris Windsor
U.S. Securities and Exchange Commission
April 15, 2010

3.
We note in the 4th paragraph of page 3 of your response, you suggest that Prosper can modify plan criteria of a portfolio plan through which a lender member is bidding.  Please elaborate.  Also, please indicate how the investor demonstrates their acceptance of the any changes to a particular portfolio plan.

Response: When a User creates an automated bidding plan, she can elect to use one of our groups of model criteria as the criteria for her plan.  If she does so, she will be asked whether she wants us to adjust her plan criteria automatically in the future to reflect any future adjustments we make to that group of model criteria. If she indicates that she does want such automatic adjustments, we will send her an email notification each time we make a change to those model criteria.  The email provides that a conforming change will automatically be made to her plan criteria unless she notifies us that she does not wish to implement the change.  Any such changes the User makes to her plan will only affect her bids going forward (i.e., it will not have any impact on bids she has already made using her plan).  If a User indicates that she does not want these automatic adjustments to be made to the model criteria she has selected, those adjustments will not be made.

4.
We note that you include the estimated loss and return for the portfolios illustrated in Exhibit A.  Please tell us how these numbers compare with your most recent losses and returns experienced for each portfolio.  Also, please advise the staff how Prosper considers updating its disclosure regarding the expected loss rates, and regarding the Prosper ratings, to reflect the actual loss experienced for loans with similar criteria.  If Prosper has not considered revising its expected loss disclosure to reflect more recent experience, please advise the staff how you determined that the unrevised disclosure continues to be factually supportable.

Response:   We have not included loss rate and return information for automated bidding plans because  we believe the Notes acquired through such plans since our relaunch and the corresponding borrower loans are still relatively unseasoned and, therefore, that providing such data at this time would not necessarily provide potential new Users with an accurate picture of likely losses going forward.  When our post-relaunch Notes and the corresponding borrower loans have become more seasoned, we do believe it would be useful to begin including information in our filings comparing estmated and actual returns for a hypothetical User who created an automated bidding plan using one our groups of model criteria. We intend to include this information in our periodic filings under the Securities Exchange Act of 1934, beginning with our Quarterly Report on Form 10-Q for the fiscal quarter ending September 30, 2010.  We will update this information periodically, but no less frequently than annually, thereafter.  We also intend to incorporate this information by reference in subsequent post-effective amendments to our Registration Statement on Form S-1.

Although we have not included loss rate and return information for automated bidding plans, we have provided comprehensive information for all loan originations made through our platform prior to July 13, 2009 and after July 13, 2009.  This information may be found on page 75 of Amendment No. 2.  We believe this information, along with the information discussed in the Risk Factors Section of Amendment No. 2 under the heading “Some of the borrowers on our platform have “subprime” credit ratings, are considered higher than average credit risks, and may present a high risk of loan delinquency or default” provides investors with material information about the historical performance of loans made through our platform, including loans funded by Users using automated bidding plans.

Chris Windsor
U.S. Securities and Exchange Commission
April 15, 2010

5.
Please tell us how the portfolio plan accounts for delinquent or charged off loans in allocating investments under the plan, For example, if a note that is part of a “slice” is charged off, will the plan place bids so that the amounts invested under the slice match the investor’s allocation to that slice, assuming funds are available?

Response: Our portfolio plan system allows each User to create her own automated bidding plan. Each plan consists of a group of loan criteria, such as loan amount, Prosper Rating and yield percentage.  This group of criteria is divided into sub-groups, each of which we refer to as a “slice”.  The specific loans on which a User bids using her plan will be determined by the criteria in each of her plan slices.  If a loan listing is posted that satisfies all of the criteria in any one of her plan slices, a bid will automatically be placed on the listing on her behalf.

For each plan slice, the User sets a cap on the percentage of Notes purchased using the plan that can be tied to that slice. For example, if Slice A of a User’s plan has a sixty percent cap, the Notes the User has purchased using the plan that are tied to loans that satisfied the Slice A criteria cannot represent more than sixty percent of all Notes purchased using her plan (based on dollar volume) at any given time.  As soon as that cap has been reached, her plan will no longer place bids on loans that meet Slice A criteria. Because the calculation of slice caps is based on all Notes ever purchased using a plan, the calculation is not affected when a particular Note becomes delinquent, pays off or is charged off.  Therefore, the fact that a Note acquired using a plan becomes delinquent or is paid off or charged off will not affect how bids are made using that plan going forward.

6.
In your response to prior comment 1, you indicate that Prosper concluded that the portfolio plans do not represent a separate security because the portfolio plans are not “a separate entity in which the lender members may acquire interests.” Please provide additional analysis discussing Prosper’s actions with regard to the portfolio plans and how you concluded that the additional actions taken by Prosper with regard to the portfolio plans were not sufficient to create a new security.  In particular, please address the selection for loans invested under the plans and the promotion of the plans.

Chris Windsor
U.S. Securities and Exchange Commission
April 15, 2010

Response:

Selection of Loans Invested under the Plans

Our portfolio plan system allows each User to create his or her own automated bidding plan.  By creating such a plan, a User can have bids placed automatically on her behalf on loan listings that meet loan criteria selected by her.  As a convenience to Users, we have created groups of model criteria, which are intended to help achieve returns that are generally consistent with the characterization of a User’s investment goals as “Balanced”, “Moderate” or “Aggressive”.  All of these model criteria are fully customizable.  Prosper estimates expected returns for members who use these model criteria based on the historical performance of loans previously originated on our platform.

When creating an automated bidding plan, a User indicates the total amount she wishes to invest in listings that meet her plan criteria as well as the maximum amount she wishes to invest per bid. The User can increase or decrease these amounts at any time (provided that any downward adjustment of either amount will not undo any bids already made by the lender member using her plan).  To the extent a new loan listing appears that satisfies all of the criteria set forth in one of her plan slices, a bid can only be made if the successful bids already made by her using her plan do not in the aggregate exceed the total amount she has elected to invest using the plan. Furthermore, the User will not be permitted to place a bid through her plan unless the funds in her account at that time are sufficient to cover a minimum bid of $25.  Funds will only be debited from her account when she makes a successful bid on a listing using her plan, and then only in the amount of the successful bid.

Analysis

You have asked for further analysis discussing our actions with regard to our portfolio plan system and how we have concluded that the additional actions taken by us with regard to that system were not sufficient to create a new security.  In follow-on conversations regarding this comment, you suggested that  we analyze our actions with respect to our portfolio plan system under the investment contract test set forth by the Supreme Court in SEC v. W.J. Howey Co., 328 U.S. 293 (1946).  You also have asked for our analysis of our portfolio plan system in light of the Commission’s historical approach to analyzing defined contribution employee benefit plans.  Finally, you have asked us to focus on the promotion of our portfolio plan system.

Application of the Howey “Investment Contract” Test

Chris Windsor
U.S. Securities and Exchange Commission
April 15, 2010

(1)           Would the Proposed Activities Involve the Investment of Money?

Portfolio Plan System:  The creation of an automated bidding plan by a User does not involve the investment of money.  Instead, the creation of an automated bidding plan is merely a decision on how to bid on a future investment in Notes.  Until a User successfully bids on a Note using her automated bidding plan, no investment is made.  The creation of an automated bidding plan through our portfolio plan system provides a method for executing an investment of money.  Any money invested using an automated bidding plan is invested in Notes and not in the plan itself.

Employee Benefit Plans:  The payment of money by an employee to a defined contribution employee benefit plan is a direct investment into the plan itself.  The employee does not acquire a direct interest in any investments made by the plan.  Instead, and quite unlike an automated bidding plan, the employee only receives a right to participate in any profits made by or on behalf the plan. Moreover, an employee that participates in a employee benefit plan invests funds in the plan at the time of participation, a portion of which is later invested by the plan.  In contrast, a User who uses an automated bidding plan does not give funds to her automated bidding plan and only invests funds when she successfully bids on a Note.

(b)           Would the Proposed Activities Involve a Common Enterprise?

Federal circuits have defined “common enterprise” in three different ways – horizontal commonality, strict vertical commonality and broad vertical commonality.  We do not believe that our activities satisfy the “common enterprise” element of the Howey test under any of these three definitions.

(i)           Horizontal Commonality

Horizontal commonality exists when there is a pooling of investors’ funds and a pro-rata sharing of profits.

Portfolio Plan System:  There is no pooling or sharing of profits or losses among Users who utilize the portfolio plan system to invest in loans.  There is no “common” enterprise in which such Users can be said to be engaged.  One User’s construction and selection of an automated bidding plan does not impact the construction and selection of an automated bidding plan by any other User.  In addition, even two Users who select identical loan criteria in creating  automated bidding plans will not end up with identical loan portfolios.  Each plan will only place bids on loan listings that are posted after the plan has been created and the User has funded commitments to invest using the plan. These periods will not be identical for any two plans.  Furthermore, even plans with identical criteria that place bids on the same loans at the same time will not necessarily end up with identical Note portfolios.  Many loan listings are oversubscribed, meaning a bid on the listing by one plan might be successful, while a bid by a second plan with identical criteria might not be. Accordingly, we believe that there is no horizontal commonality presented by our portfolio plan system.

Chris Windsor
U.S. Securities and Exchange Commission
April 15, 2010

Employee Benefit Plans:  A defined contribution employee benefit plan generally has horizontal commonality.  An employee who participates in such a plan has his funds pooled with funds of other employees, which are then used to purchase securities or make other investments as directed by such employee and by the plan administrator.  The profits from these investments are shared among employees on a pro-rata basis.

(ii)           Strict Vertical Commonality

   Strict vertical commonality exists when an investor’s profits are linked to those of the promoter.  In such situations, the investor’s profits and losses rise and fall with those of the promoter.

Portfolio Plan System:  The potential profits that Users may achieve through successful bids on Notes as a result of utilizing our portfolio plan system are in no way linked to our profits associated with this system.  We receive no profits from the creation or administration of our portfolio plan system.  Instead, our profits are derived solely from the fees we charge in connection with originating and servicing loans funded on our platform (regardless of whether they are funded through manual bids, bids placed by automated bidding plans, or a combination of the two.  In contrast, a User’s profits from investing in Notes are tied to the performance of the underlying loans, which are selected based on the criteria selected by the User.  Such profits are not, however, tied to the operation of the portfolio plan system itself.  Accordingly, we believe there is no strict vertical commonality presented by our portfolio plan system.

Employee Benefit Plans:  An employee’s profits from participation in a defined contribution employee benefit plan are directly linked to those of the plan.  If the plan and its investments perform well, an employee profits.  If the plan and its investments do not perform well, the employee does not profit.  Accordingly, it appears that a defined contribution employee benefit plan generally has strict vertical commonality.

(iii)           Broad Vertical Commonality

Broad vertical commonality exists when the profits of investors are tied to the efforts of a promoter.  Under this prong, an investor’s profits need not rise and fall with those of the promoter, however the investor’s profits are directly related to the promoter’s efforts.

Portfolio Plan System:  Our efforts associated with the maintenance of our portfolio plan system do not materially impact the likelihood that Users will profit from  purchasing Notes using that system.  Whether we expend a lot or a little of effort will not affect the profitability of Notes purchased using an automated bidding plan. Instead, a User’s profits will ultimately depend on the performance of the loans underlying the Notes she has purchased.  Accordingly, we believe there is no broad vertical commonality associated with our portfolio plan system.

Employee Benefit Plans:  An employee’s profits from participation in a defined contribution employee benefit plan are directly linked to the efforts of the plan.  As is the case with strict vertical commonality, if the plan’s investments perform well an employee profits.  If the plan and its investments do not perform well, the employee does not profit.  Accordingly, it appears that a defined contribution employee benefit plan has broad vertical commonality.

Chris Windsor
U.S. Securities and Exchange Commission
April 15, 2010

(c)	Is There A Reasonable Expectation Of Profits Solely on the Efforts of Others?

(i)	Is There A Reasonable Expectation Of Profits?

This aspect of the Howey test examines whether an investor’s intent in participating in a proposed offering/transaction is based on the expectation of profits, which can take the form of either capital appreciation or participation in earnings.  United Housing Foundation, Inc. v. Forman, 421 U.S. 837 (April 22, 1975) (concluding that interests in a cooperative housing project were not securities for the purposes of the Securities Act of 1933 (the “Securities Act”).

Portfolio Plan System:  A User who chooses to purchase Notes by using an automated bidding plan does not do so with the expectation of profits from the plan, per se.  Rather, the User looks for profits from the investment in Notes purchased  using the plan.  This expectation is no different than the expectation of gains from investment in Notes manually.  Accordingly, we do not believe that the use of our portfolio plan system involves a separate expectation of profits apart from those expected from the investments in Notes that are made using  automated bidding plans .

Employee Benefit Plans: As has been noted  by the Commission, an employee who participates in a defined contribution employee benefit plan likely does so with the expectation of profits.

An employee who voluntarily contributes his own funds to a pension or profit-sharing plan can expect that in return for his contributions the plan will generate earnings through the efforts of the plan managers that will result in his receiving pension or similar benefits that will exceed his total contributions.  In terms of economic realities, the excess of benefits over contributions, to the extent they are dependent on earnings by the plan, may be deemed a profit which the employee fully expects to receive as a result of his payments to the plan. By deciding to participate in the plan voluntarily, the employee implicitly has made an investment decision to the effect that his contributions will achieve investment results that will be equal to or superior to those he could obtain from investing his funds elsewhere.  Accordingly, from the employee’s standpoint, there would appear to be an "expectation of profits" in the investment contract sense.

See SEC Rel. No. 33-6188 (Feb. 1, 1980) (the “1980 Release”), text preceding footnote 55.

Chris Windsor
U.S. Securities and Exchange Commission
April 15, 2010

(ii)           Solely on the Efforts of Others?

This component of the Howey test considers whether investors, by participating in the offering, may expect profits or appreciation based primarily on the efforts of others.

Portfolio Plan System:  Automated bidding plans do not satisfy this aspect of the Howey test.  That is because such plans only serve as a medium for investors to purchase Notes.  More importantly, the creation of an automated bidding plan does not entitle investors to benefit in any meaningful way from our managerial or entrepreneurial efforts.  That is because there is unlikely to be any meaningful correlation between our efforts in  creating our portfolio plan system and the actual performance of Notes selected by a User using an automated bidding plan.

Employee Benefit Plans:   As has been noted by the Commission, an employee who participates in a defined contribution employee benefit plan “implicitly does so because he expects the plan to generate earnings that will be sufficient to provide him with a return on his investment, in the form of certain promised benefits, that will be equal to or superior to other investment alternatives available to him.”  1980 Release.  Further “any earnings generated by a plan would, of course, result from the efforts of the plan managers. Thus, the requirement of an investment contract that there be reliance on the efforts of others to produce profits would seem to be satisfied in the context of a voluntary, contributory plan.”  1980 Release.

Additional Analysis as to whether the Portfolio Plan System Involves a Separate Security

In Gary Plastic Packaging Corporation v. Merrill, Lynch, Fenner & Smith, 756 F.2d 230 (2d Cir. 1985), Merrill Lynch offered FDIC-insured CDs in denominations of $100,000 that it bought from issuers, packaged and marketed to consumers.  It marketed the CDs based on the higher rates of return they offered as compared to other investments, the fact that they would appreciate as interest rates went down and their enhanced liquidity as compared to other debt instruments.  In Gary Plastic, the Second Circuit ruled that these packaged CDs were investment contracts under the Securities Act.

The key to the court’s position in Gary Plastic was that Merrill Lynch added features to products it sold on a primary basis in order to make them more attractive to potential investors.  By doing so, it created the investment contract when it attached features and terms to the CDs that did not exist previously.  Consequently, since the sales involved each of the elements of the Howey test (an investment of money in a common enterprise with the expectation of profits solely at the efforts of others), there were grounds for the court’s conclusion that an investment contract was present.

Chris Windsor
U.S. Securities and Exchange Commission
April 15, 2010

In contrast to the instruments that were the subject of the Gary Plastic decision, we do not add features to the Notes that are purchased using automated bidding plans in a manner that creates a common enterprise.  Instead, as described above, the Notes that a User bids upon and ultimately purchases using an automated bidding plan  are no different than those that a Borrower may bid upon and purchase manually.  The only difference is that the automated bidding plan provides the User with a tool with which to bid on Notes automatically based on preset criteria selected by that User.  Moreover, unlike the financial product that was the subject of the Gary Plastic litigation, a User who purchases Notes using an automated bidding plan owns the Notes, and not just an interest in the payments on the Notes.  Accordingly, we respectfully submit that our portfolio plan system does not create a separate security under an analysis similar to the decision in the Gary Plastic case.

Conclusion

Based on the foregoing, we respectfully submit that the creation of an automated bidding plan using our portfolio plan system does not involve the purchase of security under any analysis.  This is because the creation of an automated bidding plan (i) does not involve the investment of money, (ii) does not involve a common enterprise, and (iii) does not involve a reasonable expectation of profits solely on the efforts of others.  For these reasons, neither the investment contract test articulated in Howey nor the SEC’s approach towards defined contribution employee benefit plans suggest that the creation of an automated bidding plan should be treated as a purchase of securities.

Promotion of Our Portfolio Plan System

We promote the use of our portfolio plan system by Users on our website.  In doing so, we emphasize the benefit of automated bidding plans as a time-saving tool for Users, whereby Users can automatically bid on loans matching criteria selected by them. Unlike certain peer-to-peer lending companies with which we compete, we do not promote our portfolio plan system through any advertisements or marketing materials other than on our website.

7.
Please provide the staff with your analysis as to how you concluded that the initial selection of a portfolio “slice” continues to represent a sufficient manifestation of investment intent when funds are reinvested, either from subsequent principal and interest payments or from now deposits.  Please describe any notice that the investor receives prior to the placing of bids based upon reinvestment of funds, or after the bids are placed.

Response:   As a general matter, we do not “reinvest” funds on behalf of Users.  At the time a User creates an automated bidding plan using our portfolio plan system, he is asked to specify the total amount he wishes to bid using his plan and the amount he wishes to bid per loan listing.  We believe these actions represent a clear manifestation of the User’s intent to invest up to the full amount of his commitment using his plan.  The User will not be permitted to place a bid on any Note using his plan unless he  has funds in his Prosper account that are sufficient to cover that bid. To the extent the User does not have sufficient funds in his Prosper account to cover his commitment, we will sometimes send him an email notification  that his plan commitment is not fully funded, and that a bid will not be placed using his plan unless the funds in his Prosper account are sufficient to cover the bid.  We would be happy to begin providing such email notifications on a regular basis, and to expand such notifications to include a disclosure that any amounts deposited into the User’s Prosper account (by the User or by Prosper as payment on a Note held by the User) will be used to fund the User’s plan commitment, if the Staff believes receipt of such notice would serve to confirm such a User’s continued investment intent with respect to his plan commitment.

Chris Windsor
U.S. Securities and Exchange Commission
April 15, 2010

Risk Factors
Some of the borrowers on our platform have “subprime” credit ratings…page 18

8.
We note your response to our former comment 2; however, the disclosure elsewhere in your post-effective amendment and in your original S-1 states that “no securities were issued” in the intrastate offering.  Please address the inconsistency of this disclosure and revise to discuss the terms of the repurchase.  In addition, please disclose what provision of the lender member registration agreement allows you to repurchase Notes in this matter.  Consider whether risk factors are appropriate in connection with these issues.

Response: For a brief period between April 28, 2009 and May 8, 2009, our wholly owned subsidiary Prosper Marketplace CA, Inc. (which has subsequently been dissolved) conducted an intrastate offering under Section 3(a)(11) of the Securities Act to California residents only (the “Intrastate Offering”).  We originated thirteen loans in connection with the Intrastate Offering, but did not sell any of the related Notes.  Prior to our sale of these Notes, the Staff expressed concerns that the Intrastate Offering might violate provisions of the Securities Act.  Upon learning of these concerns, we terminated the Intrastate Offering and informed the winning bidders on the thirteen loans that were made pursuant to the Intrastate Offering that the corresponding Notes (the “Intrastate Offering Notes”) could not be sold to them.  We never issued and sold the Intrastate Offering Notes, so we did not actually repurchase them.  Because our lender registration agreement requires us to make a representation and warranty to our lenders that we have complied in all material respects with applicable law in connection with the offer and sale of all Notes, we believe the fact that the sales of the Intrastate Offering Notes might have violated the provisions of the Securities Act provided us with a contractual basis for terminating those sales.

Chris Windsor
U.S. Securities and Exchange Commission
April 15, 2010

The Division of Investment Management has asked us to convey the following comments:

9.
We have taken the position that a person providing statistical or historical data about securities may be considered to be giving advice about securities unless the data provided is readily available in its raw state, the categories of information presented are not highly selective, and the information is not organized or presented by the investment adviser in a manner that recommends or suggests the purchase of sale of securities (see, e.g., EJV Partners, L.P., SEC Staff No-Action Letter (Dec. 7, 1992)).  Please address these factors in your analysis of whether Prosper is an investment adviser within the meaning of section 202(a)(11) of the Investment Advisers Act of 1940.  Your response should analyze Prosper’s construction and provision of the portfolio plans in light of the staff’s position.  For example, please address the loan criteria Prosper utilizes in developing the model portfolios, which include factors such as the borrower’s debt/income ration, bankcard utilization, and revolving credit balance in your response.

Response:  We respectfully submit that we do not act as an “investment adviser,” within the meaning of Section 202(a)(11) of the Investment Advisers Act of 1940, by providing Users with an online tool to create their own automated bidding plans.  In part, this determination is based on our belief that our actions cannot reasonably be viewed as providing advice, issuing reports or issuing analysis regarding securities.  The Staff, in a number of no-action letters, has taken the position that the presentation of statistical and historical data about securities does not constitute advice, a report or an analysis regarding securities if:

•	the information is readily available to the public in its raw state;

•	the categories of information presented are not highly selective; and

•	the information is not organized or presented in a manner that recommends or suggests the purchase or sale of securities.

See, e.g., RDM Industries, Inc., SEC No-Action Letter (Mar. 25, 1996); EJV Partners, L.P. , SEC No-Action Letter (Dec. 7, 1992); Michael R. Kaus, SEC No-Action Letter  (Feb. 8, 1982). We believes our activities in allowing Users to set their automated bidding preferences fall squarely within this framework established by existing Staff precedent.

The Information is Readily Available to the Public in its Raw State

The statistical and historical data we provide on our Web site relating to loans originated on our platform, in general, and our portfolio plan system, in particular, is based on raw data regarding the credit characteristics of individual borrowers and the performance of individual Notes.  This raw data with respect to individual loans and borrowers (debt-to-income ratio, number of delinquent accounts, number of credit lines, etc.) may be viewed in its entirety by any of our lender members.  Therefore, we believe that this information is readily available to the public in its raw state, within the meaning of Staff interpretations.

Chris Windsor
U.S. Securities and Exchange Commission
April 15, 2010

The Categories of Information are not Highly Selective

The categories of information we present on our website relating to loans originated on our platform are not highly selective.  The information we present about the credit characteristics of individual borrowers and the performance of individual loans represents all the non-personally identifiable information with respect to those loans and borrowers that we deem essential in conducting our own evaluation and analysis of their creditworthiness.1  Furthermore, the types of criteria that are used by Users to create automated bidding plans, and that form our model sets of criteria (debt-to-income ratio, number of delinquent accounts, number of credit lines, etc.), represent all of the criteria we use to analyze the creditworthiness of individual loans and borrowers 2

The Information is not Organized or Presented in a Manner that Recommends or Suggests the Purchase or Sale of Securities

The information presented with respect to our portfolio plan system is not organized or presented in a manner that recommends or suggests the purchase or sale of securities.  The Staff has stated that information is “not organized or presented in a manner suggesting the purchase, holding or sale or securities where the customer or subscriber, not the information provider, selects the search criteria or requests that the service provide certain select information.”  Media General Financial Services, Inc., SEC No-Action Letter (July 20, 1992).  In that no-action letter, Media General operated a subscription-based business that compiled publicly available information regarding public companies, mutual funds and bonds, and made such information available to customers via a computer database.  Customers could access this information by conducting targeted searches using the database’s search tool.  As such, the presentation of the statistical and other data on a customer’s screen would depend entirely on the search conducted by that customer.  Due to this fact, the Staff determined that neither the organization or presentation of the subject information suggested the purchase, sale or holding of securities. See also Investex Investment Exchange Inc., SEC No-Action Letter (Apr. 9, 1990) (information is not organized or presented in a manner that recommends or suggests the purchase or sale of securities where the presentation of information on the listing service’s screen depended on search criteria chosen by the end user); Petroleum Information Corp., SEC No-Action Letter (Nov. 28, 1989) (same).

1 There is some non-personally identifiable borrower and loan information we incorporate into our analysis that is not publicly available at the moment.  Although we think this data is less essential than the data that is currently publicly available, we would be happy to make this additional information publicly available as well.  The fact that this information is not publicly available currently is not a reflection of any desire on our part to keep the information secret, so much as it a reflection of the fact that our maintenance of our publicly available data has recently been outpaced by changes in the kinds of borrower and loan data we analyze.

2 The fact that all of the information relates to Notes that are available on Prosper’s website (and no other investments) does not change the analysis.  On numerous occasions, the Staff has determined that categories of information need not relate to a broad range of investments to be considered “not highly selective.”  See, e.g., Stephen R. Kelly, SEC No-Action Letter (Nov. 29, 1993) (information that was limited to real property encumbrances was not highly selective); Charles Street Securities, Inc., SEC No-Action Letter (Feb. 27, 2009) (information that was limited to statistical data regarding publicly traded insurance companies was not highly selective); NoLoad Mutual Fund Association, Inc., SEC No-Action Letter (Dec. 31, 1984) (information that was limited to statistical performance information about mutual fund association member funds was not highly selective).

Chris Windsor
U.S. Securities and Exchange Commission
April 15, 2010

As was the case in these no-action letters, the categories of information presented to Users is not organized in a manner that recommends or suggests the purchase or sale of securities.  Instead, such information is presented based entirely on the search criteria that a User chooses.  The User defines the search parameters for Prosper loans in which she is interested, and her automated bidding plan culls new loan listings for entries that fall within those parameters.  After a User chooses to create an automated bidding plan, the User alone (as opposed to Prosper) chooses what loans to include in the plan by accepting our model criteria, modifying such criteria, or selecting entirely new search criteria.  We do not substitute our judgment for the User.  Therefore, we do not believe the information provided to a User is organized or presented in a manner that recommends or suggests the purchase or sale of securities.

10.
You also state that Prosper is not “in the business” of being an investment adviser because, among other things, Prosper’s “primary business activity is administering a peer-to-peer lending platform” (November 24, 2009 correspondence at page 8).  Please note the statement in Investment Advisers Act Rel. No. 1092 (Oct. 8, 1987) (“Release 1092”), “the giving of advice need not constitute the principal business activity or any portion of the business activities of a person in order for the person to be an investment adviser under Section 202(a)(11)” (Release 1092 at section I.A.2).  Assuming, arguendo, that Prosper is an investment adviser, please address whether providing portfolio plans on its website means that Prosper is “in the business” of being an investment adviser.

Response:  We respectfully submit that the statement identified by the Staff in comment number 10 inadvertently mischaracterizes our business activities.  More accurately stated, our sole business activity is administering our peer-to-peer lending platform for interested borrowers and lenders.  As noted above, we believes that no part of this business activity, including the provision of our portfolio plan system, involves or relates to the provision of investment advice regarding securities.  Furthermore, we continue to believe that we are not “engaged in the business” of providing investment advice in connection with the fact that we provide Users with

Chris Windsor
U.S. Securities and Exchange Commission
April 15, 2010

an alternative method by which to identify loans fitting particular criteria.  This is because we (1) do not “hold ourselves out” as an investment adviser; (2) receive no compensation (special or otherwise) as a result of our provision of our portfolio plan system; and (3) do not provide, in any instance, specific investment advice (including recommendations and analyses) about specific securities or specific categories of securities.  See Division of Investment Management, Staff Legal Bulletin No. 11 (September 19, 2000).

*           *           *           *           *           *           *

In connection with the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for providing the Staff's comments on Amendment No. 1. Because the audited financial statements incorporated by reference into the Company's current Post-Effective Amendment No. 2 to Form S-1 (File No. 333-147019) will no longer satisfy the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, as of April 30, 2010, we would be very grateful for the Staff's prompt attention to this matter.

Very truly yours,

/s/ Sachin Adarkar
Sachin Adarkar
General Counsel